SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     T                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No     T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 23, 2007 filed by the Company with the Comisión Nacional de Valores.

By letter dated April 23, 2007 the Company reported that the board of directors of Alto Palermo S.A. (APSA) approved the issuance of the Series 1 Fixed Rate notes due 2017 for a principal amount of up to US$ 120,000,000 (U.S. Dollars One Hundred and Twenty Million) and its Series 2 Fixed Rate Argentine Peso-Linked Notes due 2012 for a principal amount of up to US$ 50,000,000 (U.S. Dollars Fifty Million), to be issued under the Global Note Program for a principal amount of up to US$ 200,000,000, which was approved by resolution of the shareholders at a meeting held October 31, 2006, delegating in certain authorities the implementation of the issuance.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: April 23, 2007